EXHIBIT 8.1

SUBSIDIARIES OF GLOBUS MARITIME LIMITED

Name	Jurisdiction of Incorporation	Name Under Which the Subsidiaries do Business
Globus Shipmanagement Corp.	Marshall Islands	Globus Shipmanagement Corp.
Devocean Maritime Ltd.	Marshall Islands	Devocean Maritime Ltd.
Domina Maritime Ltd.	Marshall Islands	Domina Maritime Ltd.
Dulac Maritime S.A.	Marshall Islands	Dulac Maritime S.A.
Artful Shipholding S.A.	Marshall Islands	Artful Shipholding S.A.
Longevity Maritime Limited	Malta	Longevity Maritime Limited